1701 Pennsylvania Avenue, N.W. Suite 200 Washington, D.C. 20006 Direct: 844-285-4263 ext. 758 Cell: (301) 910-2030 estern@culhanemeadows.com Ernest M. Stern Partner

February 22, 2022

Via EDGAR

Ms. Lauren Hamill

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Agro Capital Management Corp.
Draft Registration Statement No. 2 on Form S-1
Submitted February 16, 2022
CIK No. 0001598323

Please be advised that Agro Capital Management Inc. (the “Company”) hereby respectfully requests withdrawal of the above-mentioned Amendment 2 to the Draft Registration Statement pursuant to Rule 477 of Regulation C promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The first Draft Registration Statement was filed on October 19, 2021.

The Company has been notified by SEC staff that Amendment 2 was filed as a new Form DRS and a new draft registration statement number was issued for what should be a response to the SEC comment letter dated November 18, 2021 for Draft 1 of the Form DRS. Filing a new Form DRS was inadvertent. Accordingly, since the Company wants the draft registration statement Amendment 2 to have the same draft registration statement number as the one filed on October 19, 2021, the Company respectfully requests that the SEC consent to the withdrawal of the Company’s Form DRS filed February 16, 2022 so that it can refile Amendment 2 as soon as practicable.

Please contact this office with any additional questions in this regard.

Very truly yours.

CULHANE MEADOWS PLLC

/s/ Ernest M. Stern

Ernest M. Stern, Partner

Cc: Scott Benson